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[Letterhead of Gentle Dental Service Corporation]


                        May 18, 1998

VIA FACSIMILE
-------------

Division of Corporate Finance
U.S. Securities and Exchange Commission
450 5th Street, N.W.
Washington, D.C. 20549

Attention:  Gary Tomura

       Re: Gentle Dental Service Corporation Application for Withdrawal of Registration Statement, File No. 333-44037 (the "Registration Statement")

Dear Ladies and Gentlemen:

     In accordance with Rule 477 promulgated under the Securities Act of 1933, as amended, Gentle Dental Service Corporation, a Washington corporation (the "Company"), hereby applies to withdraw the registration of shares of its common stock pursuant to the Registration Statement.

     The Company is requesting to withdraw the registration statement as a result of continued delays in the Company's receipt of a required approval from the California Department of Corporations (the "DOC") in connection with the Dedicated Dental Affiliation, as described in the Registration Statement. Due to current market conditions, the Company is unable to successfully complete the public offering without the completion of this transaction. When the Company initially filed the Registration Statement, the Company anticipated that the required approval from the DOC would be received no later than February 1998. In order for the Company to continue with its business strategy and as a result of continued uncertainty as to the timing of the DOC approval, the Company has announced that it will pursue a private placement in lieu of a current public offering.

     The private placement will include preferred stock and convertible subordinated notes to be issued to a few current significant shareholders, all of which are venture capital funds or qualified institutional buyers, and one additional qualified institutional buyer. The Company believes that this private placement complies with the Commission's February 28, 1992 Squadron, Ellenoff, Pleasant & Lehrer no action letter which permitted a private placement that was commenced after the filing of a registration statement in connection with a public offering of the same securities, provided the private placement was limited to qualified institutional buyers and no more than two or three large accredited investors.

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Division of Corporate Finance
Attention:  Gary Tomura
May 18, 1998
Page 2



     If you have any questions or require further information with regard to this application, please contact Robert I. Newton of McDermott, Will & Emery at
(949) 757-7103.

                          Very truly yours,

                          GENTLE DENTAL SERVICE CORPORATION


                          By /s/ MICHAEL T. FIORE
                             ------------------------
                             Michael T. Fiore
                             Chief Executive Officer